UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-9C-3
                      QUARTERLY REPORT PURSUANT TO RULE 58
                For the Quarterly Period Ending December 31, 1999


                            National Fuel Gas Company
                      (Name of Registered Holding Company)

                               10 Lafayette Square
                             Buffalo, New York 14203
                      (Name of Principal Executive Officer)



            Inquiries concerning this Form U-9C-3 may be directed to:
                                James R. Peterson
                               Assistant Secretary
                            National Fuel Gas Company
                                   Suite 1500
                               10 Lafayette Square
                             Buffalo, New York 14203
                                 (716) 857-7086


                           ITEM 1 - ORGANIZATION CHART

Name of Reporting Co.      Energy or Gas  Date of       State of      Percentage of           Nature of  Business
                           Related        Organization  Organization  Voting Securities
                                                                      Held

National Fuel Gas Company  Holding        1902          New Jersey    Holds all voting        The Company is an integrated
                                                                      securities of National  natural gas operation engaged in
                                                                      Fuel Resources, Inc.    owning and holding securities
                                                                      and the reporting       issued by its subsidiaries.
                                                                      companies except as
                                                                      indicated below.

Seneca Independence        Gas            1996          Delaware      100%                    Holds a 33 1/3% general partnership
Pipeline Company                                                                              interest in Independence Pipeline
                                                                                              Company, which was not formed
                                                                                              under Rule 58.

Niagara Independence       Holding        1997          Delaware      100%                    Holds the 33-1/3% general partnership
Marketing Company                                                                             interest in DirectLink indicated
                                                                                              below.

DirectLink Gas Marketing   Gas            1997          Delaware      33-1/3%                 Gas marketing.
Company

Upstate Energy Inc.        Gas            1997          New York      100%                    Gas marketing. Also owns a 50%
                                                                                              interest in the Roystone Gas
                                                                                              Processing Plant which was
                                                                                              acquired pursuant to Rule 58.

Roystone Gas Processing    Gas            1994          Pennsylvania  50%                     Processes natural gas and sells
Plant                                                   (general                              gas liquids.
                                                        partnership)


      NARRATIVE DESCRIPTION:

      National Fuel Gas Company is not "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

      During the quarter ended December 31, 1999, the reporting companies engaged in the following activities:

      Seneca Independence Pipeline Company ("SIP") retained its 33 1/3% general partnership interest in Independence Pipeline Company ("Independence"), pursuant to approval by the SEC under the PUHCA (see File 70-9117, HCAR No. 35-26840). SIP's transactions this quarter are described in its financial statements at Item 6.

      Niagara Independence Marketing Company ("NIM") retained its 33 1/3% interest in DirectLink Gas Marketing Company ("DirectLink"). NIM's and DirectLink's transactions this quarter are described in their financial statements at Item 6.

      Upstate Energy Inc. ("Upstate") engaged in gas marketing transactions this quarter.

      Roystone Gas Processing Plant engaged in processing natural gas and selling natural gas liquids during the quarter.


            ITEM 2 - ISSUANCE OF SECURITIES AND CAPITAL CONTRIBUTIONS


Company           Type of   Principal Amount  Issue or  Cost of  Person to      Collateral  Consideration
Issuing           Security  of Security       Renewal   Capital  Whom Security  Given With  Received for
Stock             Issued                                         Was Issued     Security    Each Security


Seneca            Note      $100,000          Issue*    N/A      National       N/A         $100,000
Independence                $200,000          Issue*             Fuel Gas                   $200,000
Pipeline                    $100,000          Issue*             Company                    $100,000
Company                     $700,000          Issue*                                        $700,000

DirectLink Gas    no transactions this quarter
Marketing
Company

Niagara           no transactions this quarter
Independence
Marketing
Company

Upstate           Note      $100,000          Issue**   N/A      National       N/A         $100,000
Energy                      $100,000          Issue**            Fuel Gas                   $100,000
                            $200,000          Issue**            Company                    $200,000
                            $100,000                                                        $100,000

Roystone Gas      no transactions this quarter
Processing Plant


     * Represents an increase in the daily principal balance of borrowings from the National Fuel Gas Company System Money Pool as compared with balance from preceding day. For the quarter, the outstanding balance increased by $1,100,000.
     ** Represents an increase in the daily principal balance of borrowings from the National Fuel Gas Company System Money Pool as compared with the balance from the preceding day. For the quarter, the outstanding balance increased by $500,000.

                         ITEM 3 -ASSOCIATE TRANSACTIONS

              PART 1 - TRANSACTIONS PERFORMED BY REPORTING COMPANY
                        ON BEHALF OF ASSOCIATE COMPANIES

Reporting Co.     Associate Co.  Types of     Direct     Indirect  Cost of  Total Amount Billed
Rendering         Receiving      Services     Costs      Costs     Capital
Services          Services       Rendered     Charged    Charged


Roystone Gas      National Fuel  Natural gas  $183,556*  -0-       -0-      $183,556
Processing Plant  Gas Supply     processing
                  Corporation

* Represents payments made by National Fuel Gas Supply Corporation to Roystone Gas Processing Plant ("Roystone") pursuant to an agreement predating Upstate Energy, Inc.'s investment in Roystone.


             PART 2 - TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES
                         ON BEHALF OF REPORTING COMPANY

Associate Co.  Reporting Co.  Types of       Direct   Indirect  Cost of  Total Amount Billed
Rendering      Receiving      Services       Costs    Costs     Capital
Services       Services       Rendered       Charged  Charged

National Fuel  Seneca         Managerial,    -0-      -0-       -0-      -0-
Gas Supply     Independence   financial,
Corporation    Pipeline       legal, and
               Company        other similar
                              services.

Seneca         Upstate        Managerial,    $26,711  -0-       -0-      $26,711
Resources      Energy Inc.    financial and
Corporation                   other similar
                              services.


-----------------------------------

Upstate Energy Inc. also purchased regulated interstate natural gas transportation and storage services from its associate, National Fuel Gas Supply Corporation ("Supply"), pursuant to Supply's FERC gas tariff, but such services are "exempted transactions" pursuant to Rule 81 under the Public Utility Holding Company Act (17 CFR Sec. 250.81).

                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investment in Energy-Related Companies:

        Not applicable; all the Reporting Companies are gas-related companies.

Investments in Gas-Related Companies:

        Confidential Treatment requested pursuant to Rule 104(b)

                           ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-  Other Investment in last  Other Investment in This  Reason For Difference
Related Business       U-9C-3 Report             U-9C-3 Report             in Other Investment


None



                    ITEM 6- FINANCIAL STATEMENTS AND EXHIBITS

A.  FINANCIAL STATEMENTS:

    Balance Sheet for Seneca Independence Pipeline Company ("Seneca")     Confidential treatment requested pursuant to
                                                                          Rule 104(b)
    Income Statement for Seneca                                           Confidential treatment requested pursuant to
                                                                          Rule 104(b)
    Balance Sheet for Niagara Independence Marketing Company ("Niagara")  Confidential treatment requested pursuant to
                                                                          Rule 104(b)
    Income Statement of Niagara                                           Confidential treatment requested pursuant to
                                                                          Rule 104(b)
    Balance Sheet for DirectLink Gas Marketing Company ("DirectLink")     Confidential treatment requested pursuant to
                                                                          Rule 104(b)
    Income Statement for DirectLink                                       Confidential treatment requested pursuant to
                                                                          Rule 104(b)
    Balance Sheet for Upstate Energy Inc. ("Upstate")                     Confidential treatment requested pursuant to
                                                                          Rule 104(b)
    Income Statement for Upstate                                          Confidential treatment requested pursuant to
                                                                          Rule 104(b)
    Balance Sheet for Roystone Gas Processing Plant ("Roystone")          Confidential treatment requested pursuant to
                                                                          Rule 104(b)
    Income Statement for Roystone                                         Confidential treatment requested pursuant to
                                                                          Rule 104(b)



B.  EXHIBITS:

    1.  Copies of contracts required to be provided by Item 3:  NOT APPLICABLE

    2. Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions: EXHIBIT A

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this report to be signed and authorized on its behalf by the undersigned.

Dated:  February 25, 2000

                                  NATIONAL FUEL GAS COMPANY



                                  By  /s/ James R. Peterson
                                    -------------------------------------------
                                    James R. Peterson
                                    Assistant Secretary